Contact

www.linkedin.com/in/denis-
dancanet-49094819a (LinkedIn)
www.point72.com/cubist/
(Company)

Denis Dancanet

President at Cubist Systematic Strategies
New York City Metropolitan Area

Summary

Quant finance and flying cars

Experience

Cubist Systematic Strategies
President
2020 - Present (6 years)

Jetoptera
Co-Founder and Board Chairman
2015 - Present (11 years)

Theorem LP
Head of Research
2016 - 2018 (2 years)

PDT Partners
Partner
2012 - 2016 (4 years)

Morgan Stanley
Managing Director
1997 - 2012 (15 years)

Education

Carnegie Mellon University
Doctor of Philosophy - PhD, Computer Science · (1990 - 1997)

University of Pennsylvania
Bachelor's degrees - BSE, BA, Computer Science and Engineering,
Mathematics, and Philosophy · (1987 - 1990)